EXHIBIT 99.1
BANK OF MONTREAL
ANNUAL
INFORMATION
FORM
December 12, 2007

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 to 29 of the Annual Report of Bank of Montreal for the year ended October 31, 2007, which outlines in detail certain key factors which may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the organization or on its behalf.
Assumptions about the performance of the Canadian and U.S. economies in 2008 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian economy will expand at a moderate pace in 2008 while the U.S. economy expands modestly and that inflation will remain low in North America. We also have assumed that interest rates in 2008 will decline slightly in Canada and the United States and that the Canadian dollar will likely be at parity to the U.S. dollar at the end of 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Assumptions about the terms of any agreement we enter to transfer our liability for future customer redemptions, or to change the cost structure, relating to our customer credit card loyalty rewards program are material factors we considered in assessing expected changes in the run-rate costs of the program. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

BANK OF MONTREAL
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

	Page Reference
		Annual Report
	Annual Information	(Incorporated by
	Form	Reference *)
CORPORATE STRUCTURE
Name, Address and Incorporation	3
Intercorporate Relationships	3	138

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	3	27, 42-56

DESCRIPTION OF THE BUSINESS
Business	4	19-21, 27, 42-56, 73, 76
Supervision and Regulation in Canada	4
Supervision and Regulation in United States	5
Competition	5
Risk Factors		28-29, 65-73

DIVIDENDS		57-58, 71, 78, 121-122

DESCRIPTION OF CAPITAL STRUCTURE		57-58
Description of Common Shares	6	121-122
Description of Preferred Shares	6	121
Certain Provisions of the Class A Preferred Shares as a Class	6
Certain Provisions of the Class B Preferred Shares as a Class	7
Restraints on Bank Shares under the Bank Act	7
Ratings	8

MARKET FOR SECURITIES
Trading Price and Volume	9
Prior Sales	12

DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors	12
Board Committee Members	13
Executive Officers	14
Shareholdings of Directors and Executive Officers	14
Additional Disclosure for Directors and Executive Officers	14

LEGAL PROCEEDINGS	15	132-133

TRANSFER AGENT AND REGISTRAR	15

INTERESTS OF EXPERTS	15

AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee	15
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	16	64

ADDITIONAL INFORMATION	16

APPENDIX I – BANK OF MONTREAL AUDIT COMMITTEE CHARTER	17

Unless otherwise specified, this Annual Information Form presents information as at October 31, 2007.

*	As indicated, parts of the Annual Report of Bank of Montreal for the year ended October 31, 2007 (“2007 Annual Report”) are incorporated by reference into this Annual Information Form.

BANK OF MONTREAL
CORPORATE STRUCTURE
Name, Address and Incorporation
Bank of Montreal (“Bank of Montreal” or the “Bank”) commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the organization and governs its operations.
The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Bank of Montreal uses a unified branding approach that links the organization’s member companies under the brand “BMO Financial Group”. As such, in this document and the documents incorporated by reference, “we”, “our”, “BMO Financial Group” or “BMO”® means, as appropriate, Bank of Montreal together with its subsidiaries.
Intercorporate Relationships
Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 138 of the 2007 Annual Report, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head office is located with the exception of BMO Funding, L.P. and BMO Nevada LP which are incorporated in Nevada and Harris Investor Services, Inc., BMO (US) Lending, LLC, BMO Global Capital Solutions, Inc., BMO Financial Products Corp., Harris Bancorp Insurance Services, Inc., Harris Bankcorp, Inc. and Harris Investment Management, Inc. which are incorporated in Delaware.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
BMO has focused on repositioning for improved business growth and performance. Our approach has been to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.
In fiscal 2005, we strengthened our U.S. personal and commercial banking operations, adding 19 branches and expanding our personal and business banking beyond the Illinois market for the first time, with the acquisition of Mercantile Bancorp, Inc. in Indiana in the first quarter of 2005. In the fourth quarter of 2005, the Private Client Group sold its interest in Harrisdirect, our U.S. direct brokerage business. The decision to sell Harrisdirect followed an assessment of its ability to compete in a changing landscape. Given the additional amount of capital that would have been required to grow the business and remain competitive in the then-current environment of consolidation, we concluded that Harrisdirect would be more valuable to another participant in the online brokerage industry.
In fiscal 2006, we replaced almost our entire network of automated banking machines (ABMs) in Canada. We also refreshed most of our Canadian branch locations and added nine new branches.
In the United States, in fiscal 2006, we opened five new branches and added two branches with the completion of the acquisition of Villa Park Bank.
In the first quarter of 2007, we completed the acquisition of bcpbank Canada, which primarily serves the Portuguese-Canadian community, increasing our presence in a multi-cultural market in the high-growth Toronto area. We also completed the acquisition of First National Bank & Trust, adding 32 branches and 33 ABMs in Indianapolis and surrounding communities. Our U.S. community bank branch network has grown from 153 branches in 2003 to 232 at the end of fiscal 2007.
In the third quarter of 2007, we announced definitive agreements to purchase two Wisconsin-based banks: Ozaukee Bank, a community bank with six full-service and two limited-service locations in the affluent northern part of the greater Milwaukee area; and Merchants and Manufacturers Bancorporation, Inc., a holding company with six bank subsidiaries operating 34 full-service and 11 limited-service locations concentrated in the Milwaukee area. These transactions are expected to close in the first quarter of fiscal 2008, subject to approval from U.S. regulators and Ozaukee Bank shareholders.
On November 2, 2007, we announced an agreement to purchase Pyrford International plc, a United Kingdom-based institutional asset manager, adding to our international asset management capabilities. The transaction is expected to close in the first quarter of fiscal 2008, subject to regulatory approval.
BMO has had common share buyback programs in place in each of the last three years and prior thereto. Our most recent program is scheduled to expire in September 2008.

For additional information regarding the general development of BMO’s business and our strategies for the upcoming year, see pages 27 and 42 to 56 of the 2007 Annual Report, which pages are incorporated herein by reference.
DESCRIPTION OF THE BUSINESS
Business
BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2007, BMO had approximately 36,000 full-time equivalent employees, maintained 977 bank branches in Canada including instores and operated internationally in major financial markets and trading areas through our offices in eight other countries, including the United States. Harris Financial Corp. (“Harris”), based in Chicago and wholly-owned by Bank of Montreal, operates through its indirect subsidiary Harris N.A., a community banking business providing personal and business banking services in select markets in the U.S. Midwest; a wealth management business offering private banking, personal trust and investment products in select U.S. markets; as well as corporate and investment banking services under the BMO Capital Markets™ brand through Harris Nesbitt. BMO provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.
BMO is comprised of three operating groups: Personal and Commercial Banking which provides financial services to personal and commercial customers across Canada and in select markets in the U.S. Midwest through its branches as well as directly through bmo.com, harrisbank.com and a network of automated banking machines (“ABMs”); Private Client Group which provides wealth management products and services to individuals and select institutional segments through BMO Bank of Montreal, BMO Nesbitt Burns®*, BMO InvestorLine®, Guardian Mutual Funds, Jones Heward Investment Counsel and BMO Harris Private Banking in Canada, and through Harris Private Bank and Harris Investment Management in the United States; and BMO Capital Markets which serves corporate, institutional and government clients primarily in Canada and the United States but also in the United Kingdom, Europe, Asia and Australia, offering clients complete financial and capital markets solutions. Our Corporate Services and Technology and Operations groups, provide risk management, information technology and other corporate services to the three operating groups.
For additional information regarding BMO’s businesses, see pages 19 to 21, 27, 42 to 56, 73 and 76 of the 2007 Annual Report, which pages are incorporated herein by reference.
Supervision and Regulation in Canada
Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.
In accordance with the Bank Act, the organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.
Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.
The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.
Supervision and Regulation in United States
The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System (the “Fed Board”) and state banking regulators oversee the operation of Bank of Montreal’s branches and offices in the United States.
Being “well capitalized” and “well managed” under applicable Fed Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own 3 insured depository institutions in the United States that are engaged in cash management, fiduciary activities, and commercial and retail banking and are subject to various laws and regulation and examination by The Office of the Comptroller of the Currency. Fed Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings association.
Bank of Montreal and its subsidiaries are engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Fed Board and other applicable federal and state agencies. The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries. Insurance agency businesses are regulated by state insurance regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.
Competition
Canada’s financial services industry is highly competitive, consisting of approximately 2,000 companies including full-service banks, internet banks, trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers, and large mono-line financial institutions among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other five major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada in terms of assets and equity and the fifth largest in terms of market capitalization as of October 31, 2007 as well as in terms of revenue for fiscal 2007. It is also among the largest banks in Canada and the United States, ranking ninth by total assets, eleventh by revenue, twelfth by market capitalization and fourteenth by equity.
The five major Canadian banks play a prominent role in the banking system, each maintaining an extensive branch network, augmented with ABMs, telephone and internet banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses. The industry is considered mature but still growing, supported by immigration and growth in the economy. In recent years, competition has escalated because of the rise of mono-line competitors, and internet and other niche banks. In addition, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.
Bank of Montreal’s personal and commercial banking business is among the top five in Canada in all core product areas. We have an approximate 11% share of personal loans, 12% share of residential mortgages and 12% share of personal deposits. Working with BMO’s other client operating groups, we serve the financial needs of more than seven million Canadians. BMO has been particularly successful in mid-market commercial banking with a number two market share of about 19% for business loans of $5 million and below.
Our Canadian wealth management businesses have strong brand recognition and market position. In fiscal 2007, we were recognized by Euromoney Magazine as Best Local Private Bank in Canada and Dalbar, Inc., a customer service ratings organization, awarded BMO Mutual Funds the Mutual Funds Service Award for best overall customer service in English and French, while Lipper recognized Guardian Mutual Funds in the Global Balanced – Equity Focus category award for excellence in delivering consistently strong risk-adjusted performance. In the United States, our wealth management businesses compete primarily in the private banking sector with our strong presence in the Chicago area and footholds in select United States markets. Harris Private Bank was recognized by Euromoney Magazine as one of the top five local private banks in the United States.

Our investment and corporate banking group, BMO Capital Markets, is among the leaders in Canada and has been ranked 1st in equity research in Canada for the past 27 years in the Brendan Wood International Survey of Institutional Investors. The group enjoys significant market share in a number of the most important product areas, including equity and debt underwriting (having participated in 64% of North American equity and debt underwriting undertaken for Canadian issuers in fiscal 2007), mergers and acquisitions (with the 3rd highest market share in fiscal 2007 based on number of transactions), and equity trading (ranked 2nd in equity block trading by value in fiscal 2007).
The competitive landscape in the United States is significantly more complex, given the overall size and activity level of the market and the presence of regional rather than national competitor groupings for many businesses such as personal and commercial banking and other financial service providers. In the Chicago area, where BMO’s U.S. personal and commercial banking operations are concentrated, the market is highly fragmented, with more than 250 banks and the three largest, including Harris, together having 25% to 30% of the personal and small business deposits market since 1997. Harris is the second largest, having approximately 8% of the personal and small business deposits market. The Chicago area financial services market is one of the most competitive in the United States and competition has intensified in recent years as new competitors have aggressively targeted the region. Bank of America’s recent acquisition of LaSalle Bank will shift the competitive dynamic by further consolidating the market.
Driven by the ongoing integration of the Canadian and American economies, consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and credit unions. Canadian federal government policy has been to discourage large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. It is anticipated that this consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players.
DESCRIPTION OF CAPITAL STRUCTURE
The following summarizes certain provisions of the Bank’s common shares and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 57, 58, 121 and 122 of the 2007 Annual Report which pages are incorporated herein by reference.
Description of Common Shares
The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.
Description of Preferred Shares
The Bank is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and provisions of the preferred shares.
Certain Provisions of the Class A Preferred Shares as a Class
Issuable in Series
The Class A Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. Currently, there are no outstanding Class A Preferred Shares.
The Class A Preferred Shares of each series rank on a parity with the Class A Preferred Shares of every other series and with every series of Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class A Preferred Shares, create any other class of shares ranking equal with or superior to the Class A Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class A Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class A Preferred Shares; or (ii) create or issue any additional series of Class A Preferred Shares or any shares ranking pari passu with the Class A Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding.
Voting Rights
The holders of the Class A Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class A Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class A Preferred Shares at which a majority of the outstanding Class A Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Certain Provisions of the Class B Preferred Shares as a Class
Issuable in Series
The Class B Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution.
The Class B Preferred Shares of each series rank on a parity with the Class B Preferred Shares of every other series and with every series of Class A Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class B Preferred Shares, create any other class of shares ranking equal with or superior to the Class B Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class B Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class B Preferred Shares; or (ii) create or issue any additional series of Class B Preferred Shares or any shares ranking pari passu with the Class B Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class B Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class B Preferred Shares then issued and outstanding. Currently, there are no outstanding Class B Preferred Shares which carry the right to cumulative dividends.
Voting Rights
The holders of the Class B Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class B Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class B Preferred Shares at which a majority of the outstanding Class B Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Restraints on Bank Shares under the Bank Act
The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $8 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

In addition, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
Ratings
The following table sets out ratings the Bank has received in respect of its outstanding securities from the rating agencies.

Overall	DBRS	S&P	Moody’s	Fitch
Short-term instruments	R-1 (high)	A-1	P-1	F1+
Deposits & senior debt	AA	A+	Aa1	AA-
Subordinated debt	AA (low)	A	Aa2	A+
Preferred shares	Pfd-1	A-/P-1 (low)	Aa3	N/A
Bank Financial strength	N/A	N/A	B	N/A
Trend/Outlook	Stable	Stable	Stable	Stable
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
(a) DBRS Limited (“DBRS”)
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. The DBRS short-term debt rating scale is meant to provide an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. The R-1 rating assigned to the Bank’s short-term instruments is the highest of six rating categories. A R-1 (high) rating is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Each rating category is denoted by the subcategories “high”, “middle” and “low”.
The DBRS long-term debt rating scale is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and interest commitments. The AA ratings assigned to the Bank’s deposits and senior debt and AA (low) rating assigned to its subordinated debt are the second highest of the ten rating categories for long-term debt. Under the DBRS system, debt securities rated AA are of superior credit quality and the protection of interest and principal is considered high. An AA rated entity is considered to be a strong credit and typically exemplifies above average strength in key areas of consideration and is unlikely to be significantly affected by reasonably foreseeable events. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and dividend commitments. The Pfd-1 rating assigned to the Bank’s preferred shares is the highest of six rating categories for preferred shares. It indicates that the preferred shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The “Stable” rating trend means that the rating is not likely to change.
(b) Standard & Poor’s (“S&P”)®1
S&P also has different rating scales for short-term debt, long-term debt and preferred shares. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The A-1 rating assigned to the Bank’s short-term instruments is the highest of nine rating categories for short-term debt and indicates S&P’s view that the Bank’s capacity to meet its financial commitment on short-term instruments is strong.

Long-term issue credit ratings are based, in varying degrees, on the following two considerations: the likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; and the protection afforded by, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor’s rights. The A+ ratings assigned to the Bank’s deposits and senior debt and the A rating assigned to its subordinated debt issues are the third highest of ten rating categories for long-term debt. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.
A preferred share rating on the Canadian scale is a current assessment of the creditworthiness of an obligor with respect to a specific share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Bank’s preferred shares have been assigned an A- rating using S&P’s global scale for preferred shares and have also been assigned a P-1 (low) ratings using S&P’s Canadian scale for preferred shares. The A- rating category is the second highest of the nine categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the eight categories used by S&P on its Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.
The “Stable” rating outlook means that the rating is not likely to change over the intermediate to longer term.
(c) Moody’s®2 Investor Services (“Moody’s”)
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates a superior ability to repay short-term obligations.
Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. The Aa1 rating assigned to the Bank’s deposits and senior debt, the Aa2 rating assigned to its subordinated debt and the Aa3 rating assigned to the Bank’s preferred shares are all the second highest of the nine rating categories. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest.
Moody’s also rates the financial strength of banks. Moody’s has assigned the Bank a financial strength rating of B, which indicates strong intrinsic financial strength.
The “Stable” rating outlook means that the rating is not likely to change over the medium term.
(d) Fitch
Fitch also has different rating scales for short-term debt and deposits, senior debt and subordinated debt. Short-term ratings place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The F1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.
Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating. The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt are the second and third highest of 11 rating categories for long-term debt. An AA rating denotes a very low expectation of credit risk and a very strong capacity for the timely payment of financial commitments. An A rating denotes a low expectation of credit risk and a strong capacity for the timely payment of financial commitments. Fitch uses the “+” and “-” suffixes to denote relative status within a rating category.
The “Stable” rating outlook means that the rating is not likely to change during a one to two-year period.
MARKET FOR SECURITIES
Trading Price and Volume
The outstanding common shares of Bank of Montreal are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “BMO” and on the New York Stock Exchange (“NYSE”) under the symbol “BMO”. The outstanding preferred shares of Bank of Montreal are listed on the TSX with the following trading symbols: “BMO.PR.H” for the Class B Preferred Shares Series 5; “BMO.PR.I” for the Class B Preferred Shares Series 6; “BMO.PR.V” for the Class B Preferred Shares Series 10; “BMO.PR.J” for the Class B Preferred Shares Series 13; and “BMO.PR.K” for the Class B Preferred Shares Series 14. The following tables set forth the reported high and low trading prices in Canadian dollars and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated (including Class B Preferred Shares Series 4 which were redeemed on August 27, 2007).

Common Shares (BMO)

Month	High ($)	Low ($)	Volume Traded
2007/10	66.82	60.00	42,866,798
2007/09	65.45	61.63	31,834,383
2007/08	67.23	59.03	56,778,287
2007/07	70.53	66.45	30,120,334
2007/06	71.07	66.91	34,804,466
2007/05	71.48	67.50	38,476,178
2007/04	72.75	69.11	24,708,206
2007/03	72.29	68.29	29,836,370
2007/02	72.54	70.03	21,220,756
2007/01	71.28	68.18	26,405,065
2006/12	70.08	67.75	26,195,651
2006/11	72.22	68.30	31,410,925
Class B Preferred Shares Series 4 (BMO.PR.G)*

Month	High ($)	Low ($)	Volume Traded
2007/10	N/A	N/A	N/A
2007/09	N/A	N/A	N/A
2007/08	25.04	24.90	54,700
2007/07	25.23	25.11	171,491
2007/06	25.23	25.00	112,216
2007/05	25.32	25.00	60,696
2007/04	25.33	25.18	133,175
2007/03	25.47	25.10	175,331
2007/02	25.56	25.30	31,176
2007/01	25.58	25.33	60,648
2006/12	26.02	25.47	48,293
2006/11	26.05	25.33	59,752

*	Redeemed on August 27, 2007
Class B Preferred Shares Series 5 (BMO.PR.H)

Month	High ($)	Low ($)	Volume Traded
2007/10	25.35	24.36	345,304
2007/09	26.62	25.15	130,672
2007/08	26.50	25.16	89,202
2007/07	26.34	25.61	78,082
2007/06	25.89	24.75	269,532
2007/05	26.75	25.87	108,769
2007/04	27.08	26.31	94,817
2007/03	27.09	26.80	125,936
2007/02	27.05	26.70	51,650
2007/01	27.14	26.71	340,109
2006/12	27.24	26.93	67,310
2006/11	27.06	26.76	61,868

Class B Preferred Shares Series 6 (BMO.PR.I)

Month	High ($)	Low ($)	Volume Traded
2007/10	25.32	25.01	116,671
2007/09	25.34	25.01	25,815
2007/08	25.40	25.00	105,005
2007/07	25.59	25.10	55,517
2007/06	25.26	25.00	149,931
2007/05	25.24	24.95	121,245
2007/04	25.38	25.10	157,860
2007/03	25.47	25.25	68,153
2007/02	25.48	25.11	55,390
2007/01	26.05	25.49	41,093
2006/12	26.46	25.53	39,006
2006/11	25.98	25.30	66,310
Class B Preferred Shares Series 10 (BMO.PR.V)

Month	High (US$)	Low (US$)	Volume Traded
2007/10	26.22	25.27	243,330
2007/09	26.03	25.50	164,185
2007/08	26.19	25.56	223,960
2007/07	26.05	25.55	305,029
2007/06	26.44	25.64	199,667
2007/05	26.75	26.00	200,688
2007/04	27.10	26.65	118,587
2007/03	27.00	26.75	154,095
2007/02	27.22	26.82	121,415
2007/01	27.49	26.88	168,940
2006/12	27.19	26.91	175,398
2006/11	27.25	26.85	168,464
Class B Preferred Shares Series 13 (BMO.PR.J)

Month	High ($)	Low ($)	Volume Traded
2007/10	22.34	20.50	1,235,274
2007/09	23.00	22.27	591,771
2007/08	23.01	22.16	340,657
2007/07	23.10	22.05	336,491
2007/06	23.49	21.80	697,543
2007/05	25.05	23.20	531,539
2007/04	25.23	24.94	403,396
2007/03	25.25	25.06	416,882
2007/02	25.20	24.94	1,035,937
2007/01	25.05	24.90	957,673
2006/12	N/A	N/A	N/A
2006/11	N/A	N/A	N/A

Class B Preferred Shares Series 14 (BMO.PR.K)

Month	High ($)	Low ($)	Volume Traded
2007/10	24.74	24.25	947,479
2007/09	N/A	N/A	N/A
2007/08	N/A	N/A	N/A
2007/07	N/A	N/A	N/A
2007/06	N/A	N/A	N/A
2007/05	N/A	N/A	N/A
2007/04	N/A	N/A	N/A
2007/03	N/A	N/A	N/A
2007/02	N/A	N/A	N/A
2007/01	N/A	N/A	N/A
2006/12	N/A	N/A	N/A
2006/11	N/A	N/A	N/A
Prior Sales
2007 Subordinated Debenture Issuances
The following chart sets out all issuances of subordinated debentures of the Bank during the 12 months ending October 31, 2007:

Date Issued	Issue Price per $1,000 Principal Amount of Debentures	Aggregate Issue Price (thousands)
June 21, 2007	$1,000.00	1,200,000
DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
The following are the directors of the Bank as at December 12, 2007.

Director Name and Principal Occupation	Municipality of Residence	Director Since
Robert M. Astley Corporate Director and former President and Chief Executive Officer Clarica Life Insurance Company and former President, Sun Life Financial Canada	Waterloo, Ontario Canada	October 26, 2004

Stephen E. Bachand Corporate Director and retired President and Chief Executive Officer Canadian Tire Corporation, Limited	Ponte Vedra Beach, Florida U.S.A.	July 1, 1999

David R. Beatty, O.B.E. Chairman and Chief Executive Officer Beatinvest Limited	Toronto, Ontario Canada	January 20, 1992

Robert Chevrier, F.C.A. President Société de gestion Roche Inc.	Montreal, Quebec Canada	February 29, 2000

George A. Cope President and Chief Operating Officer Bell Canada	Toronto, Ontario Canada	July 25, 2006

William A. Downe President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	March 1, 2007

Ronald H. Farmer Managing Director Mosaic Capital Partners Toronto	Markham, Ontario Canada	November 25, 2003

Director Name and Principal Occupation	Municipality of Residence	Director Since
David A. Galloway Chairman of the Board Bank of Montreal	Toronto, Ontario Canada	February 24, 1998

Harold N. Kvisle President and Chief Executive Officer TransCanada Corporation	Calgary, Alberta Canada	February 22, 2005

Eva Lee Kwok Chair and Chief Executive Officer Amara International Investment Corp.	Vancouver, British Columbia Canada	September 14, 1999

Bruce H. Mitchell President and Chief Executive Officer Permian Industries Limited	Toronto, Ontario Canada	August 17, 1999

Philip S. Orsino, O.C., F.C.A. Corporate Director	Toronto, Ontario Canada	July 1, 1999

Dr. Martha C. Piper, O.C., O.B.C. Corporate Director and former President University of British Columbia	Vancouver, British Columbia Canada	July 25, 2006

J. Robert S. Prichard, O.C., O.Ont. President and Chief Executive Officer Torstar Corporation	Toronto, Ontario Canada	July 18, 2000

Jeremy H. Reitman President and Chief Executive Officer Reitmans (Canada) Limited	Montreal, Quebec Canada	January 19, 1987

Guylaine Saucier, C.M., F.C.A. Corporate Director	Montreal, Quebec Canada	May 1, 1992

Nancy C. Southern President and Chief Executive Officer ATCO Ltd. and Canadian Utilities Limited	Calgary, Alberta Canada	September 1, 1996
Directors of the Bank are elected annually and hold office until the next Annual Meeting of Shareholders.
Since November 1, 2002, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exceptions of: Mr. Astley, who prior to September 2004, was President, Sun Life Financial Canada; Mr. Cope, who prior to October 2005, was President and Chief Operating Officer, TELUS Mobility; Mr. Farmer, who prior to December 2002, was Senior Director, McKinsey & Company; Mr. Galloway, who prior to May 2004, was Corporate Director; Mr. Orsino, who prior to November 2005, was President and Chief Executive Officer, Masonite International Corporation; Dr. Piper, who prior to July 2006, was President, University of British Columbia; and Ms. Southern, who prior to January 2003, was Co-Chairman and Co-Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited.
Board Committee Members
There are four committees* of the Board of Directors made up of the following members.
Audit Committee: Philip Orsino (Chair); David Beatty; Robert Chevrier; Ronald Farmer; Eva Lee Kwok; Jeremy Reitman; Guylaine Saucier; and David Galloway (ex officio).
Governance and Nominating: Robert Prichard (Chair); Stephen Bachand; David Galloway; Bruce Mitchell; and Philip Orsino.
Human Resources and Management Compensation: Stephen Bachand (Chair); Robert Astley; Ronald Farmer; David Galloway; Harold Kvisle; Martha Piper; and Robert Prichard.
Risk Review Committee: Bruce Mitchell (Chair); Robert Astley; David Beatty; George Cope; David Galloway; Jeremy Reitman; Nancy Southern; and Philip Orsino (ex officio).

* Effective March 1, 2007, the Conduct Review Committee was merged with the Audit Committee.

Executive Officers
At December 12, 2007, the following were executive officers of Bank of Montreal:

Executive Officer Name	Principal Occupation	Municipality of Residence

William A. Downe	President and Chief Executive Officer, BMO Financial Group	Toronto, Ontario Canada

Yvan J.P. Bourdeau	Chief Executive Officer and Head of Investment Banking Group, BMO Capital Markets, BMO Financial Group	Toronto, Ontario Canada

Ellen M. Costello	Chief Executive Officer, Harris Bankcorp, Inc., Personal and Commercial U.S., BMO Financial Group	Chicago, Illinois U.S.A.

Joan T. Dea	Executive Vice-President and Head of Strategic Management and Corporate Marketing, BMO Financial Group	Toronto, Ontario Canada

Thomas E. Flynn	Executive Vice-President, Finance and Treasurer and Acting Chief Financial Officer, BMO Financial Group	Toronto, Ontario Canada

Barry K. Gilmour	Group Head, Technology and Operations, BMO Financial Group	Thornhill, Ontario Canada

Karen E. Maidment*	Chief Financial and Administrative Officer, BMO Financial Group	Cambridge, Ontario Canada

Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group	Toronto, Ontario Canada

Rose M. Patten	Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, BMO Financial Group	Toronto, Ontario Canada

Franklin J. Techar	President and Chief Executive Officer, Personal and Commercial Banking Canada, Personal and Commercial Canada, BMO Financial Group	Toronto, Ontario Canada

*	On October 26, 2007, the Bank announced that Ms. Maidment will be away for a period of time due to health reasons.
All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, except for Joan T. Dea, who prior to 2003 held a position of Senior Consultant with Boston Consulting Group.
Shareholdings of Directors and Executive Officers
To the knowledge of the Bank, the directors and executive officers of Bank of Montreal, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 496,247 of Bank of Montreal’s common shares representing 0.1% of Bank of Montreal’s issued and outstanding common shares.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Bank, no director or executive officer of the Bank is or has been, in the last ten years, a director or executive officer of an entity that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the entity access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the entity being the subject of a cease trade or similar order or an order that denied the entity access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i)	Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern. Mr. Bachand is no longer a director of Krystal Bond Inc.;

(ii)	Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market (or “AIM”) from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the TSX due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;

(iii)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;

(iv)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada; and

(v)	Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.
LEGAL PROCEEDINGS
A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 28 to the consolidated financial statements on page 132 and 133 of the 2007 Annual Report.
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for common shares in London, England and Golden, Colorado, respectively.
INTERESTS OF EXPERTS
The Bank’s Shareholders’ Auditors is KPMG LLP, who has prepared the Shareholders’ Auditors’ Reports on page 91 of the 2007 Annual Report. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct/Code of Ethics of various Canadian provincial institutes/ordre and the United States Securities Act of 1933 and the applicable rules and regulations thereunder.
AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee
The Audit Committee of the Bank is composed of the following seven members: Philip Orsino (Chair); David Beatty; Robert Chevrier; Ronald Farmer; Eva Lee Kwok; Jeremy Reitman; and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, the Board has determined that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:
Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the former President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company listed on the TSX and the NYSE, which he built into the world’s leading manufacturer and distributor of doors.

Mr. Beatty, O.B.E. has a B.A. from University of Toronto (Trinity College) and a M.A. from University of Cambridge (Queens’ College). He is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management, and a Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. He currently serves on the boards of other Canadian public companies.
Mr. Chevrier holds a B.Comm. degree from Concordia University and is a Fellow of the Institute of Chartered Accountants. He is a former Chairman and Chief Executive Officer of one of North America’s largest integrated distributors of electrical, plumbing, heating, refrigeration, ventilation and waterworks supplies. Currently, he serves on the boards of other Canadian public companies and is on other audit committees.
Mr. Farmer holds a B.A. and an M.B.A. from The University of Western Ontario. He currently serves on the boards of several private companies.
Mrs. Kwok has an M.Sc. degree from King’s College, University of London. Prior to joining the Bank’s board, she was a director of a major life and health insurance company and currently serves on boards of other Canadian public companies and on two audit committees of Hong Kong Stock Exchange listed companies.
Mr. Reitman received a B.A. with a major in Economics from Dartmouth College in Hanover, New Hampshire and a B.C.L. from McGill University. He is President and Chief Executive Officer of Reitmans (Canada) Limited, a retailing company which is listed on the TSX.
Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (“CICA”) and was Chair of the Joint Committee on Corporate Governance established by the CICA, the TSX and the Canadian Venture Exchange. Throughout her career, she has been active on boards and the audit committees of major Canadian and international public companies.
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees
Information regarding fees paid to the Shareholders’ Auditors, KPMG LLP, in the years ended October 31, 2007 and 2006, and the related pre-approval policies and procedures, appears on page 64 of the 2007 Annual Report.
ADDITIONAL INFORMATION
Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.
Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in Bank of Montreal’s proxy circular to be dated as of January 3, 2008 in connection with its Annual Meeting of Shareholders to be held on March 4, 2008 (the “Proxy Circular”).
Additional financial information is provided in Bank of Montreal’s consolidated annual financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2007.
Copies of the Annual Information Form, as well as copies of the 2007 Annual Report and the Proxy Circular (once mailed to shareholders), may be obtained from:
Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 19th Floor
Toronto, Ontario
Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com

TM/®	Trade-mark/registered trade-mark of Bank of Montreal
®*	“Nesbitt Burns” is a registered trade-mark of BMO Nesbitt Burns Corporation Limited
®[1]	“Standard & Poor’s” and “S&P” are registered trade-marks of The McGraw-Hill Companies, Inc.
®[2]	“Moody’s” is a registered trade-mark of MIS Quality Management Corp.

APPENDIX I
BANK OF MONTREAL
AUDIT COMMITTEE CHARTER
PURPOSE
The Audit Committee is responsible for performing the duties set out in this Charter to enable the Board to fulfill its oversight responsibilities in relation to:
•	the integrity of the Bank’s financial reporting;

•	the Bank’s internal controls including internal controls over financial reporting, controls relating to the prevention, identification and detection of fraud and disclosure controls;

•	the performance of the Bank’s internal audit function and the qualifications and independence of the Bank’s Chief Auditor;

•	the qualifications, independence and performance of the Shareholders’ Auditor;

•	the Bank’s compliance with legal and regulatory requirements;

•	transactions involving related parties;

•	conflicts of interest and the use and disclosure of confidential information, including customer and employee information;

•	consumer protection measures and dealing with customer complaints; and

•	standards of business conduct and ethics for directors, senior management and employees.
MEMBERS
The Committee shall consist of three or more Directors as determined by the Board. At least a majority of the members of the Committee shall be resident Canadians and not “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee shall be:
•	a Director who is not an officer or employee of the Bank or an affiliate of the Bank; and

•	“independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.
Each member of the Committee shall be Financially Literate and the Committee shall have at least one Audit Committee Financial Expert. Members of the Committee shall not serve on more than three public company audit committees without the approval of the Board provided that members of the Committee serving on more than three public company audit committees as of November 25, 2003 may continue to serve on such committees without the approval of the Board. Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).
The Board shall, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the Chair of the Committee annually following the meeting of the shareholders at which Directors are elected each year. Each successor to the Chair shall be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the Chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.
MEETINGS
The Committee shall meet as frequently as it determines necessary but not less frequently than once each quarter. Meetings may be called by the Chair of the Committee or any two members of the Committee. The Chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditor, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer or the Chief Financial and Administrative Officer. Notice of the time and place of each meeting of the Audit Committee must be given to each member of the Committee and the Shareholders’ Auditor, not less than 48 hours before the time of the meeting. A quorum of the

Committee shall be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.
The Chair shall preside at all meetings of the Committee at which he or she is present and shall, with input from the Chief Financial and Administrative Officer, Chief Auditor and Shareholders’ Auditor, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee shall be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the Chair determines necessary. The Chair shall designate from time to time a person who may, but need not be, a member of the Committee, to be Secretary of the Committee. Minutes shall be kept of all meetings of the Committee and shall be maintained by the Secretary of the Committee. The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.
The Committee shall meet at least quarterly in separate private sessions with management, the Chief Auditor and the Shareholders’ Auditor. After such sessions, the Committee shall also meet with only members of the Committee present. The Committee may invite any Director, officer or employee of the Bank or the Bank’s counsel or Shareholders’ Auditor or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditor shall, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.
REPORTS
The Committee shall report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee shall make such recommendations to the Board as it may deem appropriate and has such decision-making authority as the Board may determine from time to time. The Committee shall also review and approve the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee shall prepare and submit to the Board for its review and approval the report required to be submitted by the Board to the Office of the Superintendent of Financial Institutions within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.
RESPONSIBILITIES AND DUTIES
The Committee shall perform the duties set out in this Charter and shall perform such other duties as may be necessary or appropriate under applicable law (including the Bank Act (Canada)) or stock exchange rules, or as may be delegated to the Committee by the Board from time to time, including such duties as are specified in the Bank’s Board Approval/Oversight Guidelines. In addition, the Committee shall act as the audit committee and conduct review committee of subsidiaries of the Bank as required by the Board, such subsidiaries being referred to herein as Designated Subsidiaries, and provide reports to the boards of such subsidiaries and to the Superintendent of Financial Institutions as may be required by the Bank Act (Canada), Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada) or other applicable laws.
Financial Reporting
The Committee shall review with management and the Shareholders’ Auditor:
•	the appropriateness of the Bank’s accounting and financial reporting;

•	any significant changes to the Bank’s accounting and financial reporting as such changes are recommended by management or the Shareholders’ Auditor;

•	the accounting treatment of significant risks and uncertainties;

•	regulatory and accounting initiatives;

•	key estimates and judgments of management that may be material to the Bank’s financial reporting; and

•	significant auditing and financial reporting issues discussed during the fiscal period and the method of resolution.

The Committee shall review with management and the Shareholders’ Auditor and approve or, if appropriate, recommend for approval by the Board before the Bank publicly discloses this information:
•	the annual audited consolidated financial statements, together with the report of the Shareholders’ Auditor thereon, the list of Bank owned subsidiaries contained in the Bank’s annual report to shareholders, and the interim unaudited financial statements, together with the interim review report of the Shareholders’ Auditor thereon (taking into account the explanation of management of all significant variances between comparative reporting periods) before they are approved by the Directors;

•	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

•	the annual information form of the Bank;

•	earnings press releases;

•	prospectuses and registration statements qualifying the Bank’s common shares;

•	all financial statements and other financial information in material public disclosure documents other than: (i) those previously reviewed by the Committee; or (ii) earnings coverage ratios, capitalization tables and summary financial information extracted or derived from financial statements previously reviewed by the Committee;

•	such returns of the Bank as the Superintendent under the Bank Act (Canada) may specify; and

•	annual financial statements and regulatory returns of subsidiaries of the Bank as required by the Board.
The Committee’s review of any financial statement or financial information shall include a review with management of the presentation and impact of significant risks and uncertainties and as well as key estimates and judgments of management that may be material to the statements or disclosure. Before recommending any financial statements or financial information to the Board for approval, the Committee shall seek confirmation from management that such financial statements or financial information, together with the other financial information included in the Bank’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods.
In addition, the Committee shall approve, and periodically assess the adequacy of, the Bank’s procedures for (i) the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee; and (ii) the review of financial information, performance targets and updates thereto provided to rating agencies and analysts.
Internal Controls
In overseeing the Bank’s internal control procedures and management’s reporting thereon, the Committee shall:
•	require management to design, implement and maintain appropriate internal control procedures (including controls related to the prevention, identification and detection of fraud);

•	review, evaluate and approve the Bank’s internal control policies;

•	meet with the Chief Auditor and with management to discuss the effectiveness of the Bank’s internal control procedures;

•	review management’s assessment of the effectiveness of the Bank’s internal controls over financial reporting contained in annual filings under applicable securities laws and the Shareholders’ Auditor’s attestation and report thereon;

•	review certifications on the review of internal controls over financial reporting required under applicable securities laws;

•	review reports from management and the Chief Auditor as to the existence of any significant deficiencies and material weaknesses in the design or operation of the Bank’s internal control over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls and any significant changes in internal control over financial reporting that are disclosed in regulatory filings; and

•	review management’s recommendations for rectifying such deficiencies and weaknesses and review, as appropriate, the implementation of such recommendations.
In overseeing the Bank’s disclosure controls the Committee shall review and approve the disclosure policy and the disclosure controls and procedures that have been adopted by the Bank to confirm that material information about the

Bank and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed on a timely basis. The Committee shall also review the report of the Bank’s disclosure committee on the effectiveness of these controls and procedures.
Internal Audit Function
In overseeing the internal audit function, the Committee shall:
•	review, at least annually, the audit coverage, planned areas of audit focus, staffing and financial resources, organizational structure and operating principles and processes of the internal audit function and, if appropriate, recommend changes;

•	review and approve the Bank’s corporate policy setting out the terms of reference of the internal audit function and the Chief Auditor;

•	review the independence of the internal audit function;

•	review the quarterly report of the Chief Auditor, together with management’s response to any identified weaknesses, including reports on internal controls over credit risk, liquidity risk, market risk and operational risk;

•	review, at least semi-annually, with the Chief Auditor reports of regulators to the Bank and the resultant action by management; and

•	review any other reports submitted to the Committee by the Chief Auditor.
The Audit Committee shall have the authority to communicate directly with the Chief Auditor. The Committee Chair shall also participate in the appointment and performance evaluation of the Chief Auditor.
Shareholders’ Auditor
The Shareholders’ Auditor reports to the Board and the Committee, as representatives of the shareholders. The Committee has the authority to communicate directly with the Shareholders’ Auditor and the Shareholders’ Auditor reports directly to the Committee. Accordingly, the Committee shall evaluate and be responsible for the Bank’s relationship with the Shareholders’ Auditor. Specifically, the Committee shall:
•	make recommendations to the Board regarding the Shareholders’ Auditor to be recommended to the shareholders for appointment and, where appropriate, the termination of the Shareholders’ Auditor (with reference in particular to the skills and resources of the Shareholders’ Auditor, taking into account the complexity of the Bank);

•	review the terms of the Shareholders’ Auditor’s engagement, the annual audit plan and the appropriateness and reasonableness of the proposed audit fees and make recommendations to the Board as appropriate;

•	require the Shareholders’ Auditor to confirm in their engagement letter each year that they report directly to the Committee, as representatives of the shareholders; satisfy itself that the audit plan is risk based and covers all relevant activities over a measurable cycle and that the work of the Shareholders’ Auditor and the Chief Auditor is coordinated;

•	be directly responsible for overseeing the work of the Shareholders’ Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Bank;

•	review the scope and results of the audit conducted by the Shareholders’ Auditor with the Shareholders’ Auditor, the Chief Auditor and management, including:
(i)	the Shareholders’ Auditor’s evaluation of the Bank’s internal controls over financial reporting that the Shareholders’ Auditor tested and relied on and any recommendations related thereto;

(ii)	the degree of cooperation the Shareholders’ Auditor received from management; any problems experienced by the Shareholders’ Auditor in conducting the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and/or auditing matters and any accounting errors;

(iv)	the Shareholders’ Auditor’s audit findings letter, management’s response and subsequent follow-up of any identified deficiencies;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and the selection of new policies and practices (including those policies for which management is required to exercise discretion or judgment); and

(vi)	any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the Shareholders’ Auditor’s preferred treatment, as well as any other material communications with management;
and advise the Board of the Bank’s performance in these areas;
•	meet regularly with the Shareholders’ Auditor without management present to review and ask the Shareholders’ Auditor to report on any audit problems and difficulties including any significant disagreements, unresolved issues as well as management’s response thereto and consultations with management as well as any other matters the Shareholders’ Auditor believes the Committee should be aware of in order to exercise its responsibilities;

•	oversee the resolution of any disagreements between the Shareholders’ Auditor and management;

•	review all material correspondence between the Shareholders’ Auditor and management related to audit findings;

•	evaluate the Shareholders’ Auditor’s audit performance, taking into account management’s evaluation of such performance;

•	review the report of the Shareholders’ Auditor under Section 328 of the Bank Act (Canada);

•	review any investments or transactions that could adversely affect the wellbeing of the Bank as the Shareholders’ Auditor or any officer of the Bank may bring to the attention of the Committee;

•	review and approve the Bank’s Auditor Independence Policy which provides guidance for engaging the Shareholders’ Auditor to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence;

•	pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed for the Bank, its subsidiaries and material entities over which the Bank has significant influence by the Shareholders’ Auditor in accordance with the criteria established by the Committee in the Bank’s Auditor Independence Policy; the Committee may delegate to one or more Committee members, the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Bank by the Shareholders’ Auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Committee at its next meeting;

•	obtain and review a report from the Shareholders’ Auditor at least annually addressing (i) the Shareholders’ Auditor’s internal quality control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditor, (iii) any steps taken to deal with any such issues, (iv) the Shareholders’ Auditor’s internal procedures to ensure independence, and (v) delineating all relationships between the Shareholders’ Auditor and the Bank;

•	require the Shareholders’ Auditor to confirm annually, in writing, that they are independent in accordance with applicable independence rules;

•	review any notices required to be delivered to the Committee by the Shareholders’ Auditor relating to (i) the Shareholders’ Auditor’s failure to address defects in its quality control systems to the satisfaction of the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board, or (ii) sanctions imposed on the Shareholders’ Auditor by the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board and the U.S. Securities and Exchange Commission and take such action and make recommendations to the Board as appropriate;

•	be responsible for actively engaging in a dialogue with the Shareholders’ Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Shareholders’ Auditor and for recommending that the Board take appropriate action to ensure the independence of the Shareholders’ Auditor;

•	review and evaluate the qualifications, performance and independence of the lead audit partner of the Shareholders’ Auditor and require the rotation of members of the audit engagement team (including the lead audit partner) as required by law and require that the Shareholders’ Auditor provide a plan for the orderly transition of audit engagement team members; and

•	review and approve the Bank’s policies for the hiring by the Bank of partners and employees or former partners and employees of the present and former Shareholders’ Auditor.
Risk Management
The Committee shall discuss the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

Legal and Regulatory Compliance
The Committee shall:
•	review with the General Counsel an annual report on any litigation matters which could significantly affect the Bank’s financial statements;

•	review with the General Counsel and the Chief of Compliance the adequacy and effectiveness of the Bank’s policies and procedures for compliance with legal and regulatory requirements and the results of such policies and procedures;

•	review with the General Counsel reports of regulators to the Bank and the resultant action by management; and

•	meet annually with representatives of the Office of the Superintendent of Financial Institutions (OSFI), jointly with the Risk Review Committee, to receive OSFI’s report on the results of its annual examination of the Bank.
Business Conduct and Ethics
     The Committee shall:
•	establish and review annually procedures for:
▪	the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal controls over financial reporting or auditing matters; and

▪	the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;
•	review and recommend for approval by the Board, FirstPrinciples, the Bank’s code of business conduct and ethics applicable to directors, officers and employees and any amendments and approve any waivers as appropriate (including waivers for the Bank’s Chief Executive Officer, Chief Financial and Administrative Officer and Chief Accountant);

•	review and approve the Bank’s code of ethics for the Bank’s Chief Executive Officer, Chief Financial and Administrative Officer and Chief Accountant and amendments of that code;

•	review reports to the Committee relating to employee conduct procedures and the annual operation of FirstPrinciples, the Bank’s code of business conduct and ethics; and

•	review quarterly reports relating to employee concerns received through the Ombudsman line, including concerns related to questionable accounting, internal controls over financial reporting or auditing matters.
Aircraft and Chief Executive Officer Expense Accounts
The Chair of the Committee shall review, on a quarterly basis, the report on Chief Executive Officer expense accounts, and the Committee shall review, on an annual basis, the report on bank aircraft and Chief Executive Officer expense accounts.
Transactions with Related Parties
The Committee shall be responsible for overseeing compliance by the Bank and Designated Subsidiaries with the self-dealing provisions of the Bank Act (Canada), the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada) and applicable insider lending restrictions under the United States Securities Exchange Act. In furtherance of this responsibility, the Committee shall:
•	require management to establish procedures for complying with the self-dealing provisions of the Bank Act (Canada), the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada) and applicable insider lending restrictions under the United States Securities Exchange Act;

•	review the effectiveness of the procedures established by management to ensure compliance with the self-dealing provisions of the Bank Act (Canada), the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada) and applicable insider lending restrictions under the United States Securities Exchange Act;

•	review the practices of the Bank to ensure that any transactions with related parties of the Bank and its Designated Subsidiaries that may have a material effect on the stability or solvency of the Bank or its Designated Subsidiaries are identified; and

•	review reports to the Committee summarizing transactions with related parties of the Bank and its Designated Subsidiaries.

In addition, the Committee shall be responsible for:
•	reviewing and approving the measurement criteria and benchmarks for permitted transactions with related parties of the Bank; and

•	reviewing and approving the terms and conditions of loans made to related parties which exceed the established benchmarks for such transactions.
Conflicts of Interest and Confidential Information
The Committee shall:
•	monitor the procedures established by the Bank and Designated Subsidiaries to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

•	monitor the procedures established by the Bank and Designated Subsidiaries to restrict the use and disclosure of confidential information, including customer and employee information, and to monitor compliance with the obligations imposed by Privacy legislation; and

•	review reports to the Committee relating to the use and disclosure of customer and employee information.
Consumer Protection Measures and Complaints
The Committee shall:
•	monitor the procedures established to make the disclosure of information to customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada);

•	monitor the procedures established for dealing with complaints, including complaints made by persons having requested or received products or services;

•	review the annual report of the Bank Ombudsman on complaints resolution;

•	monitor procedures established by the Bank and Designated Subsidiaries to fulfill the obligations imposed by the Financial Consumer Agency of Canada; and

•	review reports to the Committee relating to disclosure of information to customers and complaints.
ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS
The Committee shall have full, free and unrestricted access to management and employees, the Chief Auditor and to the Shareholders’ Auditor. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank. The Bank shall provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditor engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee and; ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
ANNUAL REVIEW AND ASSESSMENT
The Committee shall conduct an annual review and assessment of its performance, including a review of its compliance with this Charter, in accordance with the process developed by the Governance and Nominating Committee and approved by the Board. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results to the Governance and Nominating Committee.
The Committee shall also review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with which the Bank has a reporting relationship and, if appropriate, shall recommend changes to the Governance and Nominating Committee.
DEFINITIONS
Capitalized terms used in this Charter have the meanings attributed to them below:
“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions;
acquired through any one or more of the following:
(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.